Exhibit 12.1
American Pacific Corporation
Computation of Consolidated Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended
	March 31,		Year Ended September 30,
	2006	2007	2002	2003	2004	2005	2006
Fixed Charges:
Interest Expensed and Capitalized	$3,728	$5,841	$4,180	$1,696	$—	$—	$10,175
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	397	619	—	—	—	—	1,256
An Estimate of the Interest within Rental Expense	134	155	157	131	190	247	327
Preference Security Dividend Requirements of Consolidated Subsidiaries	—	—	—	—	—	—	—

Total Fixed Charges	$4,259	$6,615	$4,337	$1,827	$190	$247	$11,758

Earnings:
Income (Loss) from Continuing Operations before Income Tax	$(5,378)	$1,525	$12,899	$14,509	$(1,231)	$(18,910)	$(7,303)
Fixed Charges	4,259	6,615	4,337	1,827	190	247	11,758
Amortization of Capitalized Interest	—	—	—	—	—	—	—
Distributed Income of Equity Investee	—	—	—	—	—	—	—
Share of Pre-Tax Losses of Equity Investee If Guarantees are in Fixed Charges	—	—	—	—	—	—	—
Interest Capitalized	—	—	—	—	—	—	—
Preference Security Dividends	—	—	—	—	—	—	—
Minority Interest	—	—	—	—	—	—	—

Total Earnings	$(1,119)	$8,140	$17,236	$16,336	$(1,041)	$(18,663)	$4,455

Ratio of Earnings to Fixed Charges	—	1.23x	3.97x	8.94x	—	—	0.38x

Total Insufficiency	$5,378	$—	$—	$—	$1,231	$18,910	$7,303